
March 1, 2011

Mr. Robert Dultz
Chief Executive Officer
USCorp
4535 W. Sahara Avenue, Suite 200
Las Vegas, Nevada 89102

      Re: USCorp
              Form 10-K for Fiscal Year Ended September 30, 2010
              Filed December 29, 2010
              Form 10-Q for Fiscal Quarter Ended December 31, 2010
              Filed February 18, 2011
              File No. 0-19061

Dear Mr. Dultz:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Risk Factors, page 20

1.   Please add a risk factor discussing the debentures that are in default. Quantify the amount of the debentures, and discuss the effects upon the company of such defaults.

Recent Sales of registered and unregistered securities, page 25

2.   Distinguish the registered sales from the unregistered sales. For the unregistered
        sales, provide the exemption from registration that was claimed and state briefly
        the facts relied upon to make the exemption available. In addition, as you have
        listed the 8,778,566 common shares issued twice, please confirm whether you
        issued 8,778,566 or 17,557,132 shares during fiscal year 2010 for services
        rendered. Please also discuss the warrants that were issued in fiscal year 2010, as
        disclosed in Note 8 to the financial statements.

Financial Statements

Audit Report, page 30

3.   Please obtain and include in an amendment to your filing a revised auditor's
        report from your independent public accountant that identifies the financial
        statements covered by the report in accordance with Rule 2-02(4) of Regulation S-
        X. Please refer to the guidance on the form of comparative statements in AU
        Section 508.08. In addition, please ensure the revised report contains a manual or
        conformed signature of the auditor's firm.

4.   We note you identify yourself as an exploration stage company and provide the
        cumulative inception-to-date information required by FASB ASC 915 in your
        financial statements. We further note that the auditor's report from your
        independent public accounting firm does not include a reference to the inception-
        to-date information. Please ensure the amendment you file in response to our
        comment above includes audit coverage of your inception-to-date financial
        information, and remove the "un-audited" labeling from your Statements of
        Stockholders' Equity. If your current auditor makes reference to a predecessor
        independent accounting firm(s) that audited a portion of the cumulative data,
        include the predecessor accountant's report(s) and consent(s) in your filing.

        If this is not feasible, please request a waiver of the audit requirement for the
        inception-to-date information by contacting the Division of Corporation Finance's
        Office of the Chief Accountant (CF-OCA). If a waiver is granted, revise the
        labeling of the inception-to-date information in your financial statements as "un-
        audited." Please see information with respect to contacting CF-OCA on our
        website at the following address:

        http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

Controls and Procedures, page 47

5.   We note your officer concluded that "the design and operation of [your] disclosure
        controls are effective." This representation implies a limitation on the scope of
        your conclusion and does not address the assessment made as of the end of the
        fiscal year.

        Rather than expressing your conclusion regarding the "design and operation" of
        your disclosure controls and procedures, conclude only on whether they were
        effective or not effective. If you wish to express your conclusion in further detail,
        then you should use the appropriate language, as expressed in Rule 13a-15(e) of
        Regulation 13A, i.e. "…controls and other procedures of an issuer that are
        designed to ensure that information required to be disclosed by the issuer in the
        reports that it files or submits under the Act…is recorded, processed, summarized
        and reported, within the time periods specified in the Commission's rules and
        forms."

        We also note that your conclusion on disclosure controls and procedures in your
        Form 10-Q filed on February 18, 2011 provides a description of disclosure
        controls and procedures that differs from that found in Rule 13a-15(e). In future
        filings, please provide your conclusion on disclosure controls and procedures in
        the appropriate manner.

Directors, Executive Officer, Promoters and Corporate Governance, page 47

6.   Revise your disclosure to describe the business experience during the past five
        years for each director and executive officer. Provide dates of employment and
        explain each officer or director's work during the past five years. See Regulation
        S-K, Item 401(e).

7.   For each director, briefly discuss the specific experience, qualifications, attributes
        or skills that led to the conclusion that the person should serve as a director.

8.   You state that Mr. Dultz has "served on the boards of several publicly traded
        companies" and Mr. Eubank has "served on the boards of several public, private
        and not-for-profit Comapneis as an officer and director including…" Explain
        when Mr. Dultz served on these boards and provide the necessary disclosure for
        those boards that he served on during the past five years. Clarify whether you
        have included all public company directorships held by Mr. Eubank during the
        past five years.

9.   We note that you have disclosed the percentage of time that Messrs. Dultz and O'Baugh devote to the affairs of USCorp. Provide similar disclosure for Mr. Eubank.

10.   Provide disclosure for the directors and executive officers' involvement in certain legal proceedings for the past ten years.

Executive Compensation, page 49

11.   Provide all the disclosure that Regulation S-K, Item 402 requires. For example, and without limitation, provide the following:

- A summary compensation table for the last two years and include stock awards at the aggregate grant date fair value; and

- Narrative disclosure to the summary compensation table that includes the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten.

12.   File as an exhibit any compensation or loan agreement with Mr. Dultz. Provide disclosure required by Regulation S-K, Item 404 in regards to the loans made by Mr. Dultz or tell us why such disclosure is not necessary.

Certain Relationships, Related Transactions and Director Independence, page 50

13.   Provide all the disclosure that Regulation S-K, Item 404 requires. For example, disclose the approximate dollar amount of the office equipment and space provided by your chief executive officer and majority shareholder.

Exhibits, page 51

14.   File all exhibits that Regulation S-K, Item 601 requires. For example, and without limitation, we note that you have not filed your articles of incorporation, your bylaws, a list of your subsidiaries, or the auditor's consent.

15.   Provide a reference to the specific filing with which Exhibit 14.1 was filed.

16.   File as an exhibit your Stock Incentive Plan mentioned in Note 9 to the financial statements on page 44.

Exhibits 31.1 and 31.2

17.   We note that you have replaced the word "registrant" with "small business issuer." In future filings, provide the certifications in the exact form that Regulation S-K, Item 601(b)(31) requires.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Legal Proceedings, page 20

18.   We note your disclosure regarding your receipt of the Cease and Desist Order from Pennsylvania as a result of a single unauthorized phone call to a potential unaccredited investor contrary to the Company's policy. With a view towards disclosure, please tell us the nature of the actions giving rise to the Cease and Desist Order. Tell us who placed the unauthorized phone call and the nature of the discussion.

Engineering Comments

General

19.   Throughout your filing you reference historical information to describe your properties. Please disclose appropriate references for all historical information provided in your filing.

Recent Developments page 4

20.   In this section of your filing you reference proprietary reports for your Twin Peaks and Picacho Salton properties. Please forward these reports, as well as the other information you reference as being password protected, to our engineer, as supplemental information and not as part of your filing, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions.

        If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Recent Exploration and Samplings page 19

21.   We note your disclosure of economic indicators such as production rates and operating costs that are based on resources and preliminary economic assessments. Additionally, on pages 26 and 27 of your filing you also disclose economic indicators associated with your properties. These estimates do not have a demonstrated economic viability as may be implied. Therefore, please modify your filing and remove the financial information developed and/or derived from the possible development of your resources.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, Jennifer O'Brien at (202) 551-3721, or Mark Shannon at (202) 551- 3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief